Hi [Potential Investor in She Banks],

I hope you are both well. I believe I mentioned to you that my new start up, She Banks (name developed by Debbie Chevion Muller), has been developing a personal finance app for women. We will be launching on the Apple and Google stores in a just a few weeks! This is the culmination of several years of research and development work.

I'm now in full fund raising mode to raise money to fund the company's further development. To date, I have personally invested $200 K.

Here is a link to our latest pitch deck. If nothing else, I'd love to get your feedback and input on the deck.

https://docsend.com/view/9tnsf5friu2giscq

We are looking to raise between $1.3 and $3.3 M to fund the further development of the company. These funds will go to finance critical hires and customer acquisition. (By the way, in most of our marketing and product language we use the term She Banks but our corporate name is She Inc. and you will see that name on our paperwork.)

Right now, this part of the round is open to friends and family before we go live with a crowdfunding and angel investor round later this month.

For friends and family, we are accepting investments from $10,000 up to $250,000 or higher.

This part of the round will be very short and limited to three weeks. If you invest in this part of the round, you will receive a preferential discount of 25% to the terms in our Crowd Fund which we plan to launch in early November. When the round starts, you will have ten days to submit your paperwork and funds in order to not lose your discount.

In addition to the preferred terms, you (along with other early investors) will be included in the Founder's Inner Circle and invited to an annual private dinner held with the She Banks Founder and Executive Team at an exclusive location each year personally chosen by me, the Founder. You will also receive exclusive She Banks branded merchandise available only to the Founder's Inner Circle members as well as other perks and discounts.

If you prefer, you can wait and invest in the Crowd Fund at a lower threshold of $500 and up, but not with the preferred terms we are offering now.

Please let me know if you would like to invest in this round or prefer to wait until the full crowdfunding has launched.

I also have an opportunity for an early investor to be our Lead Investor. This would require an investment of at least $10,000. However, this investor will be recognized as our lead and receive additional special briefings and meetings with our executive management team. We would love for this investor to be a woman or a couple who support our mission. They will receive quite a bit of recognition for they role in helping us further our mission and have the option of being promoted on all of our social media properties along with their story of why our mission is important to them.

I can send you a link to download the test build of the app or hop on a call and give you a demonstration, whichever you prefer.

Please give it some thought and let me know any questions.

Looking forward to hearing from you,

Julie

Julie Rasmussen

Founder & CEO | SheBanks

+1 (571) 594-2966
julie@shebanks.com
www.shebanks.com

Schedule a meeting with me

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